LOTTERY & WAGERING SOLUTIONS INC.

2250 NW 136 Avenue - Suite 103

Pembroke Pines, FL 33028

April 12, 2005

Mr. Joseph A. Foti

Senior Assistant Chief Accountant

United States Securities

and Exchange Commission

450 Fifth Avenue, N.W.

Washington, DC 20549

Re:	Lottery & Wagering Solutions Inc. (the “Company”)
Form 10-KSB for the fiscal year ended June 30, 2004
Form 10-QSB for the quarterly period ended December 31, 2004
File No. 00-22191

Dear Mr. Foti:

I have reviewed the comments set forth in your letter to me dated April 6, 2005, relating to the above identified reports filed by the Company with the Securities and Exchange Commission and provide the following responses:

Item 6- Management’s Discussion and Analysis- Results of Operations for the year ended June 30, 2004 as compared with the year ended June 30, 2003, page 11

-Foreign Income Taxes

1.          The accrual for foreign income taxes during the fiscal year ended June 30,2003 was based on the facts and circumstances that existed at the time of preparing such financial statements and was considered to be a conservative estimate of what the Company believed would be assessed by the Suriname tax authorities for its Suriname operations. The accrual was adjusted during the 2004 fiscal year as a result of the Company’s ability to negotiate an aggregate income tax with the Suriname tax authorities for the calendar years 2002 and 2003 which was lower than the Company had estimated. This was not an accounting error and did not result from the misuse of facts or from mistakes in the application of accounting principles. The actual impact that resulted from the $104,000 change in estimated Suriname income tax on the Company’s consolidated statements of operations during the fiscal years 2003 and 2004 was one-half of such amount, or $52,000, due to the 50% minority interest recorded in such years on its Suriname operations. The effect of this change in estimate is not considered by the Company to be material to the financial statements taken as a whole, and the Company will specifically so state in future filings.

2.          We confirm that the Sakhalin Property held for sale meets all of the criteria of paragraph 30 of SFAS 144. The facts and circumstances leading to the Company’s determination to dispose of this property are explained in Note B to the financial statements in the Form 10-QSB for the quarter ended December 31, 2004. The Company intends to sell this property and believes the sale will be completed within the next six months. The Company will include such information in future filings.

3.          The Company will disclose the nature of the “dividend payable, minority interest” within the notes to its consolidated financial statements in future filings.

Note 1- Summary of Significant Accounting Policies, page F-12

4.          The Company evaluates its investment in PLC on a quarterly basis. The Company reviews available financial statements of PLC, has frequent conversations with the officers of PLC to determine the status and progress of PLC’s Vietnam lottery installation, and reviews the stock price history of PLC which is listed on the Canadian Venture Exchange. The Company believes that with the information it obtains from these sources, it is able to adequately determine if a decline in value has occurred which is other than temporary. The Company will include this disclosure information in future filings.

Form 10-QSB for the quarter ended December 31, 2004

- Note B- The Company, page 6

5.          The $1,200,000 which the Company has recorded as a reserve for future expenditures relates to the costs of winding up the affairs of Suriname Leisure Company, AVV (“SLC”) which closed operations on December 31, 2004 as a result of being evicted from the premises in which it operated a casino. SLC employed over 250 people and approximately $900,000 of such reserve related to termination benefits and costs, including contractual obligations to employees resident in Suriname. The remainder of the reserve includes estimated professional and consulting fees; estimated costs of moving, storing and securing gaming equipment; and miscellaneous other expenses of winding down the business. Since the reserves established by the Company relate to the closing of the business and are not related to expected future losses of an operation held for sale, the reserve was recorded during the period ended December 31, 2004. The Company will include this information in future filings.

If we can provide any further information, please contact the undersigned at (954) 885-0560, or our attorney, Carl R. Hollander, Esq. at (212) 753-7640.

Very truly yours,

LOTTERY & WAGERING SOLUTIONS INC

By: /s/ Miles R. Greenberg
Miles R. Greenberg Chief Financial Officer

cc: Ms. Jean Yu